MANAGEMENT DISCUSSION AND ANALYSIS

FOR TWELVE MONTHS ENDED JUNE 30, 2017

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

Introduction

This Management Discussion and Analysis (“MD&A”) of Tintina Resources Inc. (“Tintina” or the “Company”) has been prepared by management as of August 29, 2017 and should be read in conjunction with the accompanying consolidated financial statements and related notes thereto of the Company for the twelve months ended June 30, 2017, which were prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). All dollar figures are expressed in Canadian dollars unless otherwise stated. These documents and additional information on the Company are available on the Company’s website at www.tintinaresources.com or on SEDAR at www.sedar.com.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

1.	Executive Summary

Tintina Resources Inc. (“Tintina”) is focused on the exploration, development and mining of its100% owned flagship property, the Black Butte Copper Project in central Montana, USA.

With a Measured and Indicated resource of 11.57 million tonnes with an average grade of 3.57%, the Black Butte Copper Project’s Johnny Lee Deposit is one of the highest grade copper developments currently underway in the world. The Johnny Lee Deposit contains measured resources of 2.66 million tonnes with an average grade of 2.99% Copper (“Cu”) for 175 Million lbs (79,534 tonnes) of copper and indicated resources of 8.91 million tonnes with an average grade of 3.74% Cu for 735 Million lbs (333,390 tonnes) of copper.

On September 1, 2016, Mr. Matthew Fitzgerald was appointed a Director of the Company. He is currently the Chief Financial Officer and Joint Company Secretary of Sandfire Resources NL (“Sandfire”) and replaces Mr. Paul Hallam as a Sandfire director nominee. Mr. Fitzgerald is an Australian Chartered Accountant with extensive experience in the resources industry.

On October 18, 2016, the Company completed a rights offering. The Company issued 101,045,832 common shares for gross proceeds of $6.1 million. On the basis of five rights for each common share held, nine rights entitled the holder to subscribe for one common share of the Company upon payment of the subscription price of $0.06 per share. The Company incurred share issuance costs of $114,546, resulting in the net proceeds of $5.9 million. The Company intends to use the funds to continue permitting and development efforts of the Black Butte Copper Project and general and administrative expenses.

On November 1, 2016, at the annual general meeting of shareholders, Mr. Matthew Fitzgerald was appointed Chairman of the Board of Directors, replacing Mr. Rick Van Nieuwenhuyse who did not stand for re-election. Ms. Megan Shroyer was also appointed as a director of the Company. Ms. Shroyer is a Senior Vice President with Northwest Farm Credit Services overseeing a portfolio of agriculture loans in Montana. Ms. Shroyer is a resident of White Sulphur Springs.

On November 30, 2016, Mr. Wylie Hui, Chief Financial Officer and Corporate Secretary, and Mr. Bob Jacko, Vice-President Operations resigned from the Company. Mr. Jacko remains available as a consultant to the project.

On December 1, 2016, Mr. Anthony Jackson was appointed Chief Financial Officer of the Company to fill the vacancy resulting from Mr. Hui’s departure. Mr. Jackson is a Principal ofBridgemark Financial Corp., which provides corporate compliance, financial advisory and financial reporting activities to public and private companies. Ms. Nancy Schlepp was promoted to Corporate Secretary and Vice-President Communications. Ms. Schlepp has over 15 years’ experience in legislative relations, public policy, and public relations and is based in White Sulphur Springs.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

1.	Executive Summary (continued)

Black Butte Copper Highlights

On September 15, 2016, the Company submitted a joint application for a 404 permit from the U.S. Army Corp of Engineers (“USACE”) and applications for a 318 authorization and a 401 certification from the Montana Department of Environmental Quality (“MT DEQ”), Department of Water Quality. These actions are for the disturbance of 0.85 acres of wetlands in the mine proposal. The initial 30-day comment period was extended 30 days until January 3, 2017. During March and April 2017, the USACE conducted field visits with various Tribal Organizations. The USACE is currently responding to comments and will finalize a determination. The Company received the MT DEQ 318 Authorization and 401 Certification on January 19, 2017 and is waiting for a 404 permit.

On September 19, 2016, the Company resubmitted responses to the first round of questions from the MT DEQ with respect to the Black Butte Copper Mine Operating Permit application (“MOP”). The original MOP application was submitted to MT DEQ in December 2015.

On December 19, 2016, the Company received a second round of MOP response comments from MT DEQ after a 90 day MT DEQ review.

On May 9, 2017, the Company submitted responses to the second round of MOP comments from the MT DEQ.

On June 9, 2017, the Company received a third round of MOP response comments from MT DEQ after a 30 day MT DEQ review.

On July 14, 2017, the Company submitted responses to the third round of MOP comments from the MT DEQ. Once the project has achieved Complete and Compliant status, a draft Mine Operating Permit will be transmitted and the process moves forward to the next step in the permitting process; a full Environmental Impact Study (EIS). The EIS will be a comprehensive third party review of the MOP and will result in a Final Record of Decision. In addition, the Company will be required to attain other permits such as Air Quality, Public Water Supply, and a Montana Pollutant Discharge Elimination System (MPDES). A Clean Water Act 404 permit is currently in process.

On August 14, 2017, the Company received notification from the MT DEQ that the Black Butte copper MOP is now considered to be complete and compliant in accordance with all state rules and regulations relating to the operating plan of its proposed underground copper mine in Meagher county, Montana.

2.	Fiscal Year 2017 Highlights

Black Butte Copper Summary

Black Butte Copper exploration and evaluation costs increased $1,517,736 from $3,665,408 during the nine months ended June 30, 2016 (“FY2016”) to $5,183,144 during the twelve months ended June 30, 2017 (“FY2017”). The Company continued to advance the project by analyzing data and gathering information on the development of the Johnny Lee copper deposit.

Qualified Persons

Jerry Zieg, Senior Vice President of Exploration for the Company is a Qualified Person for the purposes of National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the information of a scientific or technical nature contained in this MD&A.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

2.	Fiscal Year 2017 Highlights (continued)

The following table presents the total expenditures incurred on each property to date:

	Black Butte	Other	Total
Resource Properties	$627,788	$-	$627,788
Resource Properties - currency translation	(94,530)	-	(94,530)
Exploration and Project Support
Costs in the period	1,798,459	-	1,798,459
Engineering & Environment Costs in the period	1,570,697	-	1,570,697
Mining Study Costs in the period	296,251	-	296,251

Total expenditure for the nine months ended June 30, 2016	$4,198,665	$-	$4,198,665

Resource Properties, net of currency translation	3,414,981	-	3,414,981
Accumulated Exploration and Project
Support Costs project to date	23,946,278	41,603	23,987,881
Accumulated Engineering &
Environment Costs project to date	8,050,603	-	8,050,603
Accumulated Mining Study Costs project to date	3,064,110	-	3,064,110

Total expenditure at June 30, 2016	$38,475,972	$41,603	$38,517,575

Resource Properties	746,603	-	746,603
Resource Properties - currency translation	13,626	-	13,626
Exploration and Project Support Costs in the period	3,268,057	-	3,268,057
Engineering & Environment Costs in the period	1,790,237	-	1,790,237
Mining Study Costs in the period	124,850	-	124,850

Total expenditure for the twelve months ended June 30, 2017	$5,943,373	$-	$5,943,373

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

2.	Fiscal Year 2017 Highlights (continued)

	Black Butte	Other	Total
Resource Properties, net of currency translation	$4,175,210	$-	$4,175,210
Accumulated Exploration and Project
Support Costs project to date	27,214,335	41,603	27,255,938
Accumulated Engineering & Environment Costs project to date	9,840,840	-	9,840,840
Accumulated Mining Study Costs project to date	3,188,960	-	3,188,960
Total expenditure at June 30, 2017	$44,419,345	$41,603	$44,460,948

3.	Selected Annual Information

		Twelve months		Nine months		Twelve months
		ended		ended		ended
		June 30,		June 30,		September 30,
		2017		2016		2015

Total revenues	$	Nil	$	Nil	$	Nil
Loss for the year		$(6,451,749)		$(4,704,896)		$(9,866,929)
Loss per share		$(0.02)		$(0.02)		$(0.04)
Total assets		$6,044,437		$6,435,736		$11,800,706
Total long term liabilities	$	Nil	$	Nil	$	Nil

4.	Results of Operations

Black Butte Copper

The Company incurred $5,183,144 of expenditures on the Black Butte Copper property during FY2017 primarily due to the completion of first and the second rounds of MOP responses to the MT DEQ.

Outlook

The Company received a third round of questions from the MT DEQ regarding the MOP on June 8th, 2017 and submitted responses on July 14, 2017.

On August 14, 2017, the Company received notification from the Montana Department of Environmental Quality (DEQ) that the Black Butte copper mine operating permit (MOP) is now considered to be complete and compliant in accordance with all state rules and regulations relating to the operating plan of its proposed underground copper mine in Meagher county, Montana.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

4.	Results of Operations (continued)

Black Butte Copper Exploration

The property contains sediment-hosted zones of massive sulfide mineralization originally explored by Cominco American Inc. (“Cominco”) and BHP/Utah International (“BHP”) during the 1980’s and early 1990’s. The drilling undertaken by Cominco American Inc. and BHP had encountered significant zones of strata-bound copper sulfide with cobalt in multiple bedded pyrite zones in the lower part of the Precambrian Belt Supergroup; this same stratigraphic unit hosts the Sullivan zinc-lead-silver deposit. The Company began core drilling on the property on September 15, 2010. Since then, the Company has drilled a total of 58,695 meters on the property.

Corporate Expenditure Summary

-    The Company incurred a comprehensive loss of $6,262,123 or $0.02 per share during FY2017 as compared to a comprehensive loss of $4,961,777 or $0.02 per share FY2016, representing an increase in comprehensive loss of $1,300,346.

During twelve months ended June 30, 2017 and nine months ended June 30, 2016:

-   Director and management fees during FY2017 decreased by $322,569 compared to FY2016 primarily due to CEO change that occurred in fiscal year 2016.

-   Salary and wages during FY2017 increased by $193,071 compared to FY2016 due to change in senior management in fiscal year 2017.

-   During FY2017, exploration and evaluation costs increased by $1,517,736 compared to FY2016 primarily due to the completion of second and third rounds of MOP responses to the MT DEQ.

-   Office, administration and miscellaneous costs decreased by $7,949 during FY2017 compared to FY2016 primarily due to termination of the Vancouver office lease in FY2017.

-   The $87,947 increase in professional fees in FY2017 compared to FY2016 is due to accounting fees incurred with respect to filing of a Canadian and U.S. tax returns relating to acquisition of control and other tax related projects.

-   The majority of foreign currency reserve (“FCR”) represent the differences arising from the translation of foreign subsidiaries from the functional currency in United States dollars to the reporting currency of the Company in Canadian dollars. FCR is accumulated in foreign currency reserve until the disposal of a subsidiary. A disposal or partial disposal will result in a realized foreign exchange gain or loss which will be recorded in earnings.

The Company’s cash and cash equivalents at June 30, 2017 totalled $1,737,148 compared to $2,790,829 at June 30, 2016.

Accounts payable and accrued liabilities at June 30, 2017 decreased by $165,050 compared to at June 30, 2016 primarily due to a decrease in vendor accruals related to the Black Butte Copper Project.

The Company had an accumulated deficit as at June 30, 2017 of $82,777,092 compared to $76,325,343 as at June 30, 2016 which has been funded primarily by the issuance of equity. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing sufficient to cover its operating costs.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

5.	Summary of Quarterly Results

The following is a summary of the Company’s results for the eight most recently completed quarters ended June 30, 2017. These results are taken from the interim and annual consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to interim financial statements. The results are presented in Canadian dollars.

		Total		Basic and Diluted
Quarter Ended		Revenues	Loss for the Period	Loss Per share
September 30, 2015	$	Nil	$(2,070,912)	$(0.01)
December 31, 2015	$	Nil	$(1,854,615)	$(0.01)
March 31, 2016	$	Nil	$(1,249,207)	$(0.01)
June 30, 2016	$	Nil	$(1,601,074)	$(0.01)
September 30, 2016	$	Nil	$(1,467,692)	$(0.01)
December 31, 2016	$	Nil	$(1,961,516)	$(0.01)
March 31, 2017	$	Nil	$(1,354,560)	$(0.00)
June 30, 2017	$	Nil	$(1,667,981)	$(0.00)

During the quarter ended September 30, 2015, the Company continued detailed studies and evaluation of the project. In addition, it completed design level studies for all surface works related to the project including the underground mining, hydrological and closure plans.

During the quarter ended December 31, 2015, the Company entered into a Lease and Water Use Agreement to lease the water rights to certain locations in Meagher County, Montana. In addition, the Company completed and submitted its application for a MOP to MT DEQ.

During the quarter ended March 31, 2016, the Company began efforts to prepare responses to the first round of questions from MT DEQ regarding the MOP.

During the quarter ended June 30, 2016, the Company continued work on preparing a response to the first round of questions from the MT DEQ. The Company started metallurgical testing and began preparation for a 404 Wetlands permit.

During the quarter ended September 30, 2016, the Company submitted a response to the first round of questions from the MT DEQ. The Company continued metallurgical testing.

During the quarter ended December 31, 2016, the Company received a second round of questions from the MT DEQ regarding its MOP application.

During the quarter ended March 31, 2017, the Company received the MT DEQ 318 Authorization and 401 Certification.

During the quarter ended June 30, 2017, the Company submitted a response to the second round of questions from the MT DEQ and received a third round of response comments. The Company commenced preparing a response to the third round of questions.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

6.	Liquidity and Capital Resources

As at June 30, 2017, the Company reported working capital of $1,405,467. Net decrease in cash and cash equivalents for the twelve months ended June 30, 2017 was $1,243,307, leaving cash on hand in the amount of $1,737,148.

Current assets excluding cash at June 30, 2017 consist of amounts receivable of $29,662 and prepaid expenses and other assets of $94,985.

Current liabilities as at June 30, 2017 consist of accounts payable and accrued liabilities of $456,328.

During the twelve months ended June 30, 2017, the Company incurred a net loss of $6,451,749 (Nine months ended June 30, 2016: $4,704,896), the Company’s cash and cash equivalents was $1,737,148 (2016: $2,790,829) and working capital was $1,405,467 (2016: $2,304,540). The Company is currently completing approvals processes for the development of the Black Butte Copper Project and as a result is yet to achieve profitability and experiences operating losses and significant negative cash flow. The Company has concluded that the working capital as held at June 30, 2017 is insufficient to fund planned expenditures for at least the next twelve months. Unless additional funds are raised, the Company will have insufficient funds to realize its assets and discharge its liabilities in the normal course of business.

The conditions described above indicate the existence of material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern. The Company plans to address this uncertainty by raising additional funds in the capital markets in fiscal year 2018. Many factors influence the Company’s ability to raise funds, and there is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital. These financial statements do not contain any adjustments to the amounts that may be required should the Company be unable to continue as a going concern. Such adjustments could be material.

7.	Off-Balance Sheet Arrangements and Commitments

At the date of this MD&A, the Company had no off-balance sheet arrangements. Commitments to incur exploration and evaluation costs are detailed in Note 7 and 14 of the Financial Statements for the twelve months ended June 30, 2017.

8.	Transactions with Related Parties

The following key management personnel compensation and related party transactions took place during the financial year:

	June 30, 2017	June 30, 2016

Short-term benefits	$1,597,581	$1,046,142
Share-based payments	116,650	45,844
Professional fees paid to BridgeMark Financial Corp.	14,280	-
Total remuneration	$1,714,231	$1,091,986

The remuneration of directors and other members of key management is included in short-term benefits and share-based payments.

BridgeMark Financial Corp. is a company owned by the officer of the Company.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

9.	Changes in Accounting Policies

The preparation of financial statements in conformity with IFRS requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses.

A detailed summary of the Company’s significant accounting policies is included in Note 2 and 3 of the Consolidated Financial Statements for twelve months ended June 30, 2017 and nine months ended June 30, 2016.

10.	Financial Instruments and Other Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy has three levels to classify the inputs to valuation techniques used to measure fair value.

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
Level 3 - inputs are for the asset or liabilities that are not based on observable market data (unobservable inputs).

As at June 30, 2017, the carrying value of cash and cash equivalents, amounts receivable and accounts payable approximates their fair value due to their short terms to maturity. The Company’s financial assets and liabilities are classified as Level 1.

Liquidity Risk

The Company manages liquidity risk by maintaining an adequate cash balance. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities.

Interest Rate Risk

The Company’s cash and cash equivalents are subject to interest rate price risk. The Company’s interest rate risk management policy for cash and cash equivalents is to purchase highly liquid investments with a term to maturity of three months or less on the date of purchase. The Company does not engage in any hedging activity. The Company earned $6,001 in interest income during the twelve months ended June 30, 2017.

Credit Risk

The Company maintains substantially all of its cash with major financial institutions. Deposits held with these institutions may exceed the amount of insurance provided on such deposits.

Commodity Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company’s ability to raise capital to fund exploration and development activities may be subject to risks associated with fluctuations in the market price of commodities

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

10.	Financial Instruments and Other Instruments (continued)

Foreign Currency Risk

As the Company operates on an international basis, currency risk exposures arise from transactions and balances denominated in foreign currencies. The Company’s foreign exchange risk arises primarily with respect to the U.S. dollar. A significant portion of the Company’s cash and cash equivalents, accounts payable, and expenses are denominated in U.S. dollars. Fluctuations in the exchange rates between these currencies and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity.

There have been no changes in the Company’s objectives and policies for managing the above-mentioned risks and there has been no significant change in the Company’s exposure to each risk during the twelve months ended June 30, 2017.

The Company is exposed to currency risk through following assets and liabilities denominated in U.S. dollars:

	June 30, 2017	June 30, 2016
Cash and cash equivalent	$1,178,352	$2,093,310
Accounts payable and accrued liabilities	(314,128)	(494,946)
Total	$864,224	$1,598,364

Based on the above net exposure as at June 30, 2017, a 10% change in U.S. dollar against Canadian dollar would result in a $0.1 million (2016: $0.2 million) decrease or increase in the Company's net loss.

11.	Subsequent Event

On July 28, 2017, Sandfire announced that Sandfire has agreed to purchase, through its wholly-owned subsidiary Sandfire BC Holdings Inc. 54,632,580 common shares of the Company from Electrum Global Holdings L.P, and a related company, at a price per share of $0.1305. These shares to be purchased represent 16.9% of the Company’s currently outstanding common shares. Upon completion of the purchase of the shares, Sandfire will beneficially own and control 252,567,838 common shares (78.1% of the issued and outstanding common shares) and warrants to purchase an additional 60,000,000 common shares, which warrants, if exercised in full, Sandfire would have beneficial ownership and control over 81.5% (312,567,838) of the Company’s then issued and outstanding common shares calculated on a partially diluted basis and based on the currently outstanding the Company’s common shares.

On August 24, 2017, Tintina Montana Inc., and Tintina Resources Inc. as guarantor, entered into a US$ 1 million Bridge Loan Agreement (“the loan”) for short-term funding of day to day operations. Interest on the loan is set at 5% per annum and interest is payable on the last day of each calendar month. Repayment of the loan will be at the earlier of (i) August 24, 2018 or (ii) 7 days after Tintina Resources Inc. completes an equity financing with gross proceeds of at least US$ 5million.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

12.	Change of Financial Year-End

On January 29, 2016, the Company filed Notice of Change of Financial Year-end on SEDAR to provide notice that it intends to change its financial year end from September 30 to June 30 to coincide the Company’s annual reporting as a public company with its majority corporate shareholder.

The length and ending date of the periods, including the comparative periods, of each interim financial report and the annual financial statements to be filed for the Company’s transition year and its new financial year are as follows, as are the filing deadlines, for the annual financial statements and interim financial reports for the Company’s transition year.

Interim and annual period ending
date and length	Comparative period	Filing deadline
March 31, 2016 - Q2, 3/6 months	March 31, 2015 - Q2, 3/6 months	May 30, 2016
June 30, 2016 - year end, 9 months	September 30, 2015 - year end, 12 months	October 28, 2016
September 30, 2016 - Q1, 3 months	September 30, 2015 - Q1, 3 months	November 29, 2016
December 31, 2016 - Q2, 3/6 months	December 31, 2015 - Q2, 3/6 months	March 1, 2017
March 31, 2017 - Q3, 3/9 months	March 31, 2016 - Q3, 3/9 months	May 30, 2017
June 30, 2017 - year end, 12 months	June 30, 2016 - year end, 9 months	October 30, 2017

13.	Business Operations

The Company was incorporated on July 30, 1998 under the laws of British Columbia and is a mining exploration and development company. The address of the Company’s corporate office is 10th Floor, 595 Howe Street, Vancouver, British Columbia, V6C 2T5, Canada. The address of the Company’s head office is 17 E. Main Street, White Sulphur Springs, MT 59645, USA.

The Company is in the process of evaluating and permitting its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition thereof.

14.	Outstanding Share Data

Summary of Outstanding Share Data at the date of this report:

a.	Authorized: Unlimited common shares without par value.
	Issued and outstanding:	323,538,342 common shares

b.	Stock options:
	Options outstanding:	14,808,000

c.	Warrants:
	Warrants outstanding:	60,000,000

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

15.	Disclosure Controls

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management, particularly during the period in which the annual filings are being prepared.

Management has also designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the twelve months ended June 30, 2017, in accordance with IFRS. There has been no change in the Company’s disclosure controls and procedures or in the Company’s internal control over financial reporting that occurred during the most recently completed period that has materially affected, or is reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures in place as at June 30, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these controls and procedures were effective.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com. The shareholders will be kept informed of any material changes.

16.	Forward-looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects", “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations or the negative of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information.

Forward-looking information includes, but is not limited to, statements regarding:

•	analyses and other information based on expectations of future performance and planned work programs;
•

the Updated Technical Report and Preliminary Economic Assessment for the Black Butte Copper Project, Montana dated July 12, 2013 (the “Updated PEA”), including estimates of capital, sustaining and operating costs, anticipated internal rates of return, mine production, estimated recoveries, mine life, estimated payback period and net present values;

•	permitting time lines and requirements;
•	requirements for additional capital, and the potential effect of any notices of environmental conditions relating to mineral claims;

planned exploration and development of properties and the results thereof, including profitability of the Black Butte Copper project, its anticipated environmental impact and the anticipated effect of mine design;

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

16.	Forward-looking Statements (continued)

•	the sufficiency of the Company’s current capital resources to carry out its planned exploration activities and operations through fiscal year 2018;
•	completion of any new technical reports, including a feasibility study on the Black Butte Copper project;
•	evaluation of the potential impact of future accounting changes; and
•	estimates concerning the carrying value of properties.

Statements concerning mineral resource estimates may also constitute forward-looking information to the extent that such statements involve estimates of the mineralization that may be encountered if a property is developed. Any forward-looking information is stated as of the date of this document or as of the date of the effective date of information described in this MD&A, as applicable, and the Company does not intend, and does not assume any obligation, to update such forward-looking information to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events unless required to do so by law or regulation.

With respect to forward-looking information contained herein, the Company has applied several material factors or assumptions that the Company believes are reasonable. Such material factors and assumptions include, but are not limited to, in addition to other assumptions set out in the Updated PEA, that any additional financing needed will be available on reasonable terms; that the exchange rates for the U.S. and Canadian currencies will be consistent with the Company's expectations; that the current exploration and other objectives concerning the Black Butte Copper project can be achieved and that the Company's other corporate activities will proceed as expected; that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labor disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development will occur; that capital, sustaining and operating costs will be as estimated; that the proposed mine plan and recoveries will be achieved; that the current price and demand for copper and other metals will be sustained or will improve; that general business and economic conditions will not change in a materially adverse manner and that all necessary governmental approvals for the planned exploration and development of the Black Butte Copper project, including final approval of the Company’s application for the MOP, will be obtained in a timely manner and on acceptable terms; and the continuity of economic and political conditions and operations of the Company.

The forward-looking information contained herein is subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ materially from those expressed or implied by such forward-looking information. In addition to those discussed in the Company's public disclosure record, such risks and other factors include, among others, those related to:

•	fluctuations in capital markets and share prices;
•	the Company’s ability to obtain necessary financing to fund the completion of further exploration programs or the development of its mineral properties and the expected use of proceeds;
•	the Company's dependence on a single mineral projects;
•	the Company's dependence on key personnel;
•	the Company's operations and contractual obligations;
•	results of exploration activities not being consistent with management's expectations;
•	changes in estimated mineral resources, grade or recovery rates;
•	future prices of metals;
•	availability of third party contractors, supplies and equipment;
•	failure of equipment to operate as anticipated;

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

16.	Forward-looking Statements (continued)

•	accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry;
•	interference with the Company's exploration or development activities by environmental activists or other special interest groups;
•	the Company’s principal property being located in the USA, including political, economic and regulatory uncertainty;
•	environmental risks, including environmental matters under, or changes to, U.S. federal and Montana rules and regulations;
•	impact of environmental remediation requirements;
•	the Company’s mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	community relations;
•	the nature of mineral exploration and mining and the uncertain commercial viability of certain mineral deposits;
•	delays in obtaining, or inability to obtain governmental approvals, licenses, or permits, including final approval of the Company's application for the MOP for the Black Butte Copper project;
•	the Company's lack of operating revenues;
•	costs of compliance, or failure to comply, with governmental regulations;
•	currency fluctuations (particularly the Canadian dollar and United States dollar); and
•	estimates used in the Company’s financial statements proving to be incorrect.

This is not an exhaustive list of the factors that may affect the Company’s forward-looking information. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on such forward-looking information.

17.	Risk Factors

The securities of Tintina are highly speculative and subject to the risks typically associated with the mining industry. A prospective investor should not consider an investment in Tintina unless the investor is capable of sustaining an economic loss of their entire investment. The risks associated with Tintina’s business include:

Inability to Permit a Mine at the Black Butte Copper Project

The Company may ultimately be unable to secure the necessary permits under United States Federal and Montana State laws to build and operate a mine at the Black Butte Copper Project. In the ordinary course, the Company’s permitting process will require the receipt of, among other things, a 404 permit from the USACE and an operating permit from the MT DEQ. Obtaining the necessary government permits is a complex, time-consuming and costly process. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those expected by the Company. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine at the Black Butte Copper Project.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

17.	Risk Factors (continued)

Litigation

The Company has in the past been, and may in the future be, subject to legal proceedings seeking to prevent or impair the Company’s pursuit of its Black Butte Copper Project. Any such litigation will increase costs and may cause delays in the Company’s plans. Given the uncertain nature of these actions, the Company cannot reasonably predict the outcome thereof. If the Company is unable to resolve these matters favorably and without excess cost, it will likely have a material adverse effect of the Company.

The Black Butte Copper Project is Subject to Organized Opposition

The Black Butte Copper Project faces organized opposition from certain individuals and organizations who are motivated to preclude any possible mining in the Smith River watershed. Accordingly, one of the greatest risks to the Black Butte Copper Project is seen to be political/permitting risk which may ultimately preclude construction of a mine at the Black Butte Copper Project. Opposition may include legal challenges to exploration and development permits, which may delay or halt development. Other tactics may also be employed by opposition groups to delay or frustrate development at Black Butte, including political and public advocacy, electoral strategies, media and public outreach campaigns and protest activity.

Compliance with environmental requirements will take considerable resources and changes to these requirements could significantly increase the costs of developing the Black Butte Copper Project and could delay these activities

Although the Company has designed the Black Butte Copper Project to meet or exceed all applicable environmental laws, environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Company of carrying out its exploration and, if warranted, development of the Black Butte Copper Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Negative Operating Cash Flow

The Company currently has a negative operating cash flow and will continue to have that for the foreseeable future. Accordingly, the Company will require substantial additional capital in order to fund its future exploration and development activities. The Company does not have any arrangements in place for this funding and there is no assurance that such funding will be achieved when required. Any failure to obtain additional financing or failure to achieve profitability and positive operating cash flows will have a material adverse effect on its financial condition and results of operations.

Risk of Secure Title or Property Interest

There can be no certainty that title to any property interest acquired by the Company or any of its subsidiaries is without defects. Although the Company has taken reasonable precautions to ensure that legal title to its properties is properly documented, there can be no assurance that its property interests may not be challenged or impugned. Such property interests may be subject to prior unregistered agreements or transfers or other land claims, and title may be affected by undetected defects and adverse laws and regulations.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

17.	Risk Factors (continued)

The Black Butte Project Does Not Contain Any Ore Reserves or Any Known Body of Economic Mineralization

Although there are known bodies of mineralization on the Black Butte Copper Project, and the Company has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Black Butte Copper Project must be considered an exploration and feasibility evaluation project only. Extensive additional work is required before Tintina can ascertain if any mineralization may be economic and hence constitute “ore”.

Mineral Resources Disclosed by Tintina for the Black Butte Copper Project are Estimates Only

Tintina has included mineral resource estimates that have been made in accordance with NI 43- 101. These resource estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Tintina advises investors that while these terms are mandated by Canadian securities administrators, the SEC does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as "measured resources" or "indicated resources" will ever be converted into ore reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource is economically or legally mineable.

All amounts of mineral resources are estimates only, and Tintina cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Black Butte Copper Project will ever qualify as a commercially mineable (or viable) ore body that can be economically exploited. Mineralized material which is not mineral reserves does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining. There can be no assurance that any future economic or technical assessments undertaken by the Company with respect to the Black Butte Copper Project will demonstrate positive economics or feasibility.

Tintina’s consolidated financial statements have been prepared assuming Tintina will continue on a going concern basis

Tintina’s Annual Financial Statements have been prepared on the basis that Tintina will continue as a going concern. Tintina has prioritized the allocation of available financial resources in order to meet key corporate and Black Butte Copper Project expenditure requirements for the remainder of 2017. Additional financing will be required for continued corporate expenditures and expenditures at the Black Butte Copper Project. Tintina’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interest are entirely dependent upon the existence of economically recoverable mineral reserves at the Black Butte Copper Project, the ability of the Company to finance its operating costs, the completion of the exploration and development of the Black Butte Copper Project, obtaining the necessary permits to mine, and on future profitable production at the Black Butte Copper Project. Furthermore, failure to continue as a going concern would require that Tintina's assets and liabilities be restated on a liquidation basis, which would likely differ significantly from their going concern assumption carrying values.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

17.	Risk Factors (continued)

The Black Butte Copper Project is Tintina’s only mineral property interest

The Black Butte Copper Project is Tintina’s only mineral project. Tintina’s principal business objective is to advance the Black Butte Copper Project. If Tintina is not successful in its plans, Tintina may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Tintina anticipates that such an outcome would adversely impact the price of Tintina’s common shares. Furthermore, Tintina anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Black Butte Copper Project.

If prices for copper decline, Tintina may not be able to raise the additional financing required to fund expenditures for the Black Butte Copper Project

The ability of Tintina to raise financing to fund the Black Butte Copper Project will be significantly affected by changes in the market price of copper. The price of copper is volatile, and is affected by numerous factors beyond Tintina’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper and the stability of exchange rates can all cause fluctuations in copper prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The price of copper has fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration and development of copper projects with the result that Tintina may not have sufficient financing with which to fund its activities.

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business

Hazards such as fire, explosion, floods, structural collapses, industrial accidents, unusual or unexpected geological conditions, ground control problems, power outages, inclement weather, seismic activity, cave-ins and mechanical equipment failure are inherent risks in exploration, development and mining operations. As is generally the case in the mining industry, these and other hazards may cause, among other things, injuries or death to employees, contractors or other persons at the Company’s mineral properties, destruction of the Company’s property, plant and equipment and mineral properties, and other adverse consequences, and may result in the suspension of the Company’s exploration and development activities and any future production activities. Safety measures implemented by the Company may not be successful in preventing or mitigating future accidents.

Tintina competes with larger, better capitalized competitors in the mining industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Tintina. Tintina faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Tintina possesses. As a result of this competition, Tintina may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Tintina considers acceptable or at all.

TINTINA RESOURCES INC.
Management Discussion and Analysis
For twelve months ended June 30, 2017

17.	Risk Factors (continued)

Tintina is subject to many risks that are not insurable and, as a result, Tintina will not be able to recover losses through insurance should such certain events occur

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Tintina may become subject to liability for damages, cave-ins or other hazards against which it cannot insure. The payment of such liabilities could increase Tintina’s operating expenses which could, in turn, have a material adverse effect on Tintina’s financial position and its results of operations. Although Tintina maintains liability insurance in an amount which we consider adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or Tintina might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Tintina could incur significant liabilities and costs that could materially increase Tintina’s operating expenses.

Tintina Will Require Additional Funding to Meet the Development Objectives of the Black Butte Copper Project

Tintina will need to raise additional financing (share issuances, debt or asset level partnering) to achieve permitting and development of the Black Butte Copper Project. In addition, a positive production decision at the Black Butte Copper Project would require significant capital for project engineering and construction. Accordingly, the continuing development of the Black Butte Copper Project will depend upon Tintina’s ability to obtain financing through debt financing, equity financing, the joint venturing of the project, or other means. There can be no assurance that Tintina will be successful in obtaining the required financing, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders.